UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On November 29, 2018, China Ceramics Co. Ltd. (the “Company”), announced the pricing of public offering of its common shares (and common stock warrants) with total gross proceeds of approximately $1.27 million (the “Offering”). The net proceeds to the Company from this offering, after deducting the placement agent’s fees and expenses, are expected to be approximately $1.13 million. The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the Offering, the Company will issue 1,000,000 common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants will have an exercise price of $1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the Offering, the Company executed a Placement Agency Agreement (the “PAA”). Dawson James Securities, Inc. acted as the Company’s exclusive placement agent, on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the Placement Agency Agreement by and between the Company and the Placement Agent, dated as of November 30, 2018 (the “PAA”), the Company will pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $101,600 (assuming the maximum offering is completed), plus road show, diligence, legal and other expenses of the Placement Agent not to exceed $45,000. The Placement Agent will also receive five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of common shares sold in the Offering, or 50,000 common shares (assuming the maximum offering is completed), which such Compensation Warrants will have substantially the same terms as the warrants sold in the Offering, except that such Compensation Warrants will have an exercise price of $1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

This offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-228182), as amended, which became effective on November 19, 2018, and a related prospectus supplement dated November 30, 2018 in connection with the Offering.

The Offering is expected to close on or about December 4, 2018, subject to the satisfaction of customary closing conditions as set forth in the PAA.

On November 29 and 30, 2018, the Company issued two press releases relating to the Offering. Copies of such press releases are filed as Exhibit 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Copies of the PAA and the form Warrant are filed as Exhibits 1.1 and 4.1, respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. Such agreements and documents contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such agreements, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Special Note Concerning Forward Looking Statements

This report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about December 4, 2018. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in placement agency and securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward–looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Financial Statements and Exhibits.

Exhibit	Description

1.1	Placement Agent Agreement dated as of November 29, 2018
4.1	Form of Warrant.
5.1	Opinion of Harney Westwood & Riegels.
5.2	Opinion of Schiff Hardin LLP.
99.1	Press release.
99.2	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: December 3, 2018